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                              September 27, 2023

       David Jin
       Chief Financial Officer
       Fortress Biotech, Inc.
       1111 Kane Concourse, Suite 301
       Bay Harbor Islands, Florida 33154

                                                        Re: Fortress Biotech,
Inc.
                                                            Form 10-K for
Fiscal Year Ended December 31, 2022
                                                            Filed March 31,
2023
                                                            Form 8-K furnished
May 15, 2023
                                                            Form 10-Q for
Quarterly Period Ended June 30, 2023
                                                            Filed August 14,
2023
                                                            File No. 001-35366

       Dear David Jin:

              We have reviewed your July 18, 2023 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

               After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       July 3, 2023 letter.

       Form 10-K for Fiscal Year Ended December 31, 2022

       Notes to Consolidated Financial Statements
       2. Summary of Significant Accounting Policies
       Non-Controlling Interests, page F-16

   1. We acknowledge the information provided in your response to prior comment 1 but continue to have
difficulty in understanding your basis for determining the allocation of net losses to the
non-controlling interests. Please explain in greater detail how you determine ownership
interest and allocate net losses to the non-controlling interests for your partner companies.
In this regard, provide examples demonstrating how you
 David Jin
FirstName  LastNameDavid   Jin
Fortress Biotech, Inc.
Comapany 27,
September  NameFortress
               2023      Biotech, Inc.
September
Page 2     27, 2023 Page 2
FirstName LastName
         determined the non-controlling ownership percentage and associated net loss attributable to non-controlling interests for each of your public partner companies based on publicly reported operating results and ownership percentages for each year, as disclosed on page
         F-33. Provide revised disclosure to be included in future filings.
17. Related Party Transactions, page F-47

2. We acknowledge the information provided in your response to prior comment 3, which does not appear to have addressed your obligations as Indemnitor of potential losses or liabilities that may be experienced by your partner companies, their partners or investors, as discussed on pages 37-38. In this regard, please provide a detailed description and quantification of your obligations as Indemnitor for each partner company with reference to supporting legal agreements as applicable. Provide revised disclosure to be included in future filings.
Form 8-K dated May 15, 2023
Exhibit 99.1
Use of Non-GAAP Financial Measures, page F-50

3. We acknowledge the information provided in your response. Non-GAAP adjustments that eliminate net losses attributable to four of your public partner companies, which are consolidated entities, represent the application of individually tailored recognition principles. Further, we refer to the non-GAAP adjustment made in 2021 labeled
            Realization in Caelum investment,    which appears to represent
cash proceeds from the
         sale of Caelum. Comingling cash and accrual basis of accounting also represents the application of individually tailored recognition principles. Please confirm that you will no longer present these adjustments in future filings.
Form 10-Q for Quarterly Period Ended June 30, 2023

Notes to Unaudited Condensed Consolidated Financial Statements
3. Collaboration and Stock Purchase Agreements
Aevitas, page 11

4. Please explain the nature of obligations represented by the "write-off of balance due
         Fortress" totaling $13.09 million, why this amount was forgiven and its relationship to net liabilities impacted by the deconsolidation of $13.03 million. In addition, describe the expected future business activities of Aevitas represented by the "interest retained" of
         $2.58 million and explain your consideration of criteria for discontinued operations in reporting this deconsolidation. Revise your disclosure accordingly. David Jin
Fortress Biotech, Inc.
September 27, 2023
Page 3

       You may contact Frank Wyman at 202-551-3660 or Li Xiao at 202-551-4391, if you have questions regarding comments on the financial statements and related matters.



FirstName LastNameDavid Jin                            Sincerely,
Comapany NameFortress Biotech, Inc.
                                                       Division of Corporation
Finance
September 27, 2023 Page 3                              Office of Life Sciences
FirstName LastName